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          FOR ADDITIONAL INFORMATION
          Lauri Hanover                    John W. Heilshorn, Jr./Jody Burfening
          Chief Financial Officer          Lippert/Heilshorn &
          Sapiens International            Associates Inc.
          Tel:  +1-877-554-2426            Tel: +1-212- 838-3777
                +972-8-938-2701
          E-mail: lauri.h@sapiens.com      E-mail: jody@lhai.com


            BOSCH AND SAPIENS SIGN EURO TRANSITION PROJECT AGREEMENT

Sapiens to Conduct Comprehensive Euro Impact Analysis as First Phase of Project

Research Triangle Park, NC--March 21, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that Robert Bosch GmbH, one of the most important suppliers of automotive equipment worldwide ("Bosch"), has entered into a euro transition project agreement with Sapiens regarding the changeover of Bosch's IT host systems to the single European currency. The agreement follows the successful implementation of a pilot project, in which Sapiens addressed the full range of business as well as technical issues related to the euro changeover.

The first phase of the project includes the mapping of Bosch's system components into a configuration repository, followed by a comprehensive impact analysis of the euro changeover on Bosch's IT host systems. At the customer's request, financial terms of the agreement were not disclosed.

The Sapiens team will work with Bosch on all business as well as technical aspects of the project, including the identification of Bosch's business needs, the delineation of the scope of the project and the planning, coordination and implementation of all functional and technical aspects of the euro transition effort.

Sapiens will employ its EuroMigration(TM) solution, including the Euro-Virtual-Machine(TM) and Euro Configuration Repository (ECR) technologies. Sapiens will manage the project at the customer site with the assistance of its international support facilities.

Commenting on the project, Dr. Stefan Ihringer, the responsible manager for the euro project, said: "We selected Sapiens from a field of several leading vendors. The Sapiens team has impressed us with the level of its skill and its innovative solution to the euro transition challenge. Sapiens has demonstrated a keen understanding of our business needs and an ability to adapt project methodology to meet our objectives."

Mr. Helmut Hilgers, General Manager, Sapiens Germany, added: "We are delighted to have been selected as Bosch's vendor for their euro conversion challenge. We are committed to provide Bosch with the very best technology, project methodology and consulting support to help them meet and exceed their project objectives, and look forward to working with Bosch on future IT challenges. This project also represents a breakthrough for us in the German market, where we are experiencing increased demand for our solutions and are in the process of expanding our operations."

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About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.


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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.